UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	1-15957
CUSIP NUMBER:	14067D607

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Capstone Green Energy Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

16640 Stagg Street
Address of Principal Executive Office (Street and Number)

Van Nuys, California 91406
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Capstone Green Energy Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Quarterly Report”) without unreasonable effort and expense. The Company needs additional time because the Company is still in the process of compiling information necessary to complete the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023, and Marcum LLP (“Marcum”), the Company’s independent registered public accounting firm, requires additional time to review the condensed consolidated financial statements as of and for the quarter ended December 31, 2023 to be included in the Quarterly Report, to complete its audit of the consolidated financial statements as of and for the year ended March 31, 2024 to be incorporated in the Annual Report, and to review the condensed consolidated financial statements as of and for the quarter ended June 30, 2024 to be included in the Quarterly Report, once the Company has completed its preparation. The delays are attributable in large part to the fact that management has had to devote significant time and attention to (i) the restatement of the Company’s consolidated financial statements as of, and for the fiscal years ended March 31, 2022 and March 31, 2021, as well as the relevant unaudited quarterly financial information for the quarterly periods ended June 30, 2021, September 30, 2021, December 31, 2021, June 30, 2020, September 30, 2020, and December 31, 2020 (the “Restatement”), and (ii) the Company’s efforts to file its Annual Report on Form 10-K/A for the fiscal year ended March 31, 2022 and Annual Report on Form 10-K for the fiscal year ended March 31, 2023, each filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2024, as well as the Quarterly Reports on Form 10-Q for the quarterly periods ended (a) June 30, 2023, filed with the SEC on August 5, 2024, (b) September 30, 2023, filed with the SEC on August 5, 2024, and (c) December 31, 2023.

Although it is the Company’s goal to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date (the “Extension Period”), there can be no assurance that the Company will be able to do so.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding the Company’s financial condition and results of operations, the Company’s goal to file the Quarterly Report within the Extension Period and the completion of activities necessary to permit such filing within the Extension Period. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to: risks related to the Restatement (including changes in the effects of the Restatement on the Company’s financial statements or financial results and resolution of the securities class action and SEC investigation related thereto), financial statement adjustments resulting from the completion by Marcum of its procedures in respect of the financial statements to be included in the Annual Report and Quarterly Report, and the continued impact of the Company’s previous inability to timely file its periodic reports and potential inability to file its Quarterly Report within the Extension Period and the consequences thereof, including the adverse effect on the Company’s ability to raise capital as the Company’s common stock is not currently quoted on any over-the-counter market and the Company has lost its eligibility to use or file a new shelf registration statement on Form S-3 until the Company has timely filed its periodic reports with the SEC for a period of 12 months (and otherwise satisfies the Form S-3 eligibility requirements). Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vince J. Canino	818	734-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not timely filed its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 and the Annual Report.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due in large part to the fact that the Company has not yet completed its procedures with respect to the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 and the Annual Report, the Company is currently unable to report a reasonable estimate of results with respect of its quarter ended June 30, 2024.

Capstone Green Energy Holdings, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Vince J. Canino
Name: Vince J. Canino
Title: President and Chief Executive Officer